

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2022

Yucheng Hu
Chief Executive Officer
Mega Matrix Corp.
3000 El Camino Real
Bldg. 4, Suite 200, Palo Alto, CA

> **Re: Mega Matrix Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 21, 2022**
> **File No. 333-262217**

Dear Mr. Hu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed April 21, 2022

About Mega Matrix Corp
Business of the Company, page 2

1. Please revise your disclosure throughout to reflect the current status of your ability to create NFTs and the development of your aISpace platform, including the marketplace for players and users to sell and trade NFTs. We note that your disclosure throughout, including your risk factors, indicates that these activities are still in development, as you say that "[y]our ability to create NFTs that can be minted, accepted and transferred is dependent on [y]our ability to develop or engage a third party to develop an accepted and secured blockchain," and your "aISpace universe is currently under development." However, we note that you have released your first NFT game, and your aISpace marketplace shows current trading activity. Please advise and revise as appropriate.

2.  Please describe the material terms and characteristics of the NFTs being issued in your Mano game. In doing so, provide a legal analysis explaining whether these NFTs are securities, as defined in Section 2(a)(1) of the Securities Act. Ensure your analysis addresses the Company's role in the creation, development, operation, and maintenance of the alSpace marketplace on which the NFTs may be traded or sold. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

3.  Please describe the material terms and characteristics of the alSpark currency you intend to accept in your alSpace platform. In doing so, provide a legal analysis explaining whether alSpark is a security, as defined in Section 2(a)(1) of the Securities Act.

4.  We note that you appear to be operating a marketplace where players and users can place their in-game NFTs to sell or to trade for other crypto assets. Please clarify what other crypto assets may be traded on your marketplace. Please provide us with your legal analysis that the NFTs or other crypto assets monetized on your marketplace are not securities within the meaning of the U.S. federal securities laws and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. Please explain to us how your marketplace operates and your role in it.

5.  Please provide in the filing a description of your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets (including NFTs) are securities within the meaning of the U.S. federal securities laws. Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court. Further, please include a risk factor addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court disagreeing with the company's assessment. Finally, please expand your discussion of the regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities to address Section 5 of the Securities Act.

6.  We note that you intend to generate revenue by sales of in-game characters and accessories and profit sharing of NFT sold or traded on your alSpace marketplace, and we also note that you intend alSpark to be the universal currency for transactions on alSpace. Identify in your filing the specific crypto assets you will accept as payment, and whether you will acquire crypto assets other than in payment and, if so, for what purpose(s).  Please disclose whether you intend to hold the crypto assets for investment or convert them into fiat currency after receipt.

7.  We note that in order to play Mano, players will need to create and prefund a cryptocurrency wallet to purchase starter items such as characters and accessories. Please clarify whether you intend to offer digital wallet services to your players, and if so, please describe any security and custody arrangements you intend to enter into with players. Also highlight the risk that you may be liable for any cybersecurity breach resulting in the loss of players' assets.

8.  Explain in greater detail your statement that your Mano game is an "innovative combination of NFTs and DeFi (decentralized finance) based on blockchain technology, with a "Play-to-Earn" business model in which players may earn financial rewards…"

   Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:    John P. Yung, Esq.